On December 11, 2003, the Board of Directors amended the
Corporations By-laws to increase the size of the Board to thirteen directors. The By-laws had previously provided that the size of the Board shall be a range from nine to twelve directors, and that the number of directors was fixed at eleven. Accordingly, the third sentence of Section
3.1 of the Corporations By-laws was amended to state:
The number of directors that shall constitute the entire
Board of Directors shall be a minimum of nine and a maximum of thirteen, as shall be fixed by the Board of Directors by resolution from time to time. The number of directors is fixed at thirteen.